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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 14)

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                          FRANKLIN CAPITAL CORPORATION
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                                (Name of Issuer)

  COMMON STOCK, $1.00 PAR VALUE                      35252P105
  ------------------------------            ------------------------------
  (Title of class of securities)                   (CUSIP number)

                           STEPHEN L. BROWN, CHAIRMAN,
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            450 PARK AVENUE, NEW YORK, NEW YORK 10022 (212) 486-2323

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                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  JULY 16, 2004
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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

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CUSIP NO. 35252P105                                        13D                                                   Page 2
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
---------------- -------------------------------------- -------------------------------------------------------------------
       1         NAME OF REPORTING PERSON:                                                      STEPHEN L. BROWN

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------- ----------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [ ]
                                                                                                                   (B) [X]
---------------- ----------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY

---------------- ---------------------- -----------------------------------------------------------------------------------
       4         SOURCE OF FUNDS:       Not Applicable

---------------- ----------------------------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
---------------- ------------------------------------------------- --------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION:             UNITED STATES

------------------------- ------ --------------------------------- --------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER:                58,774
         SHARES
                          ------ --------------------------------- --------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER:              0
        OWNED BY
                          ------ --------------------------------- --------------------------------------------------------
          EACH              9    SOLE DISPOSITIVE POWER:           58,774
       REPORTING
                          ------ --------------------------------- --------------------------------------------------------
      PERSON WITH          10    SHARED DISPOSITIVE POWER:         0

---------------- ----------------------------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  58,774

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      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

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      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.76%

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      14         TYPE OF REPORTING PERSON:              IN

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



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INTRODUCTION
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Items 4 through 7 of the Schedule 13D filed May 2, 1986, as amended by
Amendments 1 through 13 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of Franklin Capital Corporation filed on behalf of the Reporting Person, is hereby amended by this Amendment No. 14 to the Schedule 13D to read in their entirety as follows:

ITEM 4. PURPOSE OF THE TRANSACTION.
-----------------------------------

On July 16, 2004, the Reporting Person sold 25,000 shares of Common Stock to First Tennessee Bank, National Association, Account Co-Trustee Lynnette T. Morris Trust FBO Melanie Morris Glazer, Created 12/15/99, Account No. 5001052, Zealous Partners, LLC, Zealous Trading Partners, LP, Zodiac Investments, L.P. and Milton C. Ault III and Kristine Louise Larson Joint Account with Right of Survivorship (collectively, the "Purchasers") pursuant to that certain Stock Purchase Agreement, dated July 16, 2004 by and among the Purchasers, the Reporting Person, Spencer L. Brown, and Maggie L. Brown.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

(a) As of the date of this statement, the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person is 58,774 shares of Common Stock and approximately 5.76%, respectively. Such amount includes 2,574 shares owned of record by his wife. This is based on 1,020,100 shares outstanding, as reported in the most recent Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2004, of Franklin Capital Corporation. (b) Since the most recent filing on Schedule 13D, on July 16, 2004, the Reporting Person sold 25,000 shares of Common Stock to Purchasers pursuant to that certain Stock Purchase Agreement, dated July 16, 2004, by and among the Purchasers, the Reporting Person, Spencer L. Brown, and Maggie L. Brown at a per share purchase price of $4.32.

ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS.
------------------------------------------------------------------

Pursuant to that certain Stock Purchase Agreement entered into on July 16, 2004, the Reporting Person, Spencer L. Brown and Maggie L. Brown agreed to sell to the Purchasers, an aggregate of 28,757 shares of Common Stock at a per share purchase price of $4.32.


ITEMS 7. MATERIALS TO BE FILED AS EXHIBITS.
------------------------------------------

Exhibit A      Stock Purchase Agreement, dated July 16, 2004, by and among,
               First Tennessee Bank, National Association, Account Co-Trustee
               Lynnette T. Morris Trust FBO Melanie Morris Glazer, Created
               12/15/99, Account No. 5001052, Zealous Partners, LLC, Zealous
               Trading Partners, LP, Zodiac Investments, L.P. and Milton C. Ault
               III and Kristine Louise Larson Joint Account with Right of
               Survivorship, Stephen L. Brown, Spencer L. Brown and Maggie L.
               Brown.



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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Dated:  July 21, 2004


                                                       /s/ STEPHEN L. BROWN
                                                       -------------------------
                                                       STEPHEN L. BROWN